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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Platinum Energy Resources, Inc.
(Name of Subject Company (Issuer))

Pacific International Group Holdings LLC
Syd Ghermezian
(Name of Filing Person (Offerors))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

727659104
(CUSIP Number of Class of Securities)

Syd Ghermezian, Manager
Pacific International Group Holdings LLC
9440 West Sahara Avenue
Suite 240
Las Vegas, Nevada 89117
(702) 430-5800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Jeffrey A. Legault
Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018-1405
(212) 813-8800

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$13,519,569.00	$1,569.62

(1)
Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $1.50 (i.e., the tender offer price) and (ii) 9,013,046, the estimated maximum number of shares of common stock, $0.0001 par value per share, of Platinum Energy Resources, Inc. ("Shares") that may be tendered pursuant to the tender offer. Such estimated maximum number of Shares represents the 22,606,476 Shares outstanding as of April 13, 2011, less the 13,593,430 Shares already directly beneficially owned by Pacific International Group Holdings LLC.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, issued December 22, 2010.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,569.62
Form or Registration No.:	Schedule TO
Filing Party:	Pacific International Group Holdings, LLC
Date Filed:	Not May 26, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Pacific International Group Holdings LLC, a Nevada limited liability company ("Pacific"), and Syd Ghermezian in connection with its offer to purchase up to all the outstanding shares of common stock, $0.0001 par value per share (the "Shares"), of Platinum Energy Resources, Inc., a Delaware corporation ("Platinum"), not currently owned by Pacific, at a price of $1.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 26, 2011 (the "Offer to Purchase") and the related Letter of Transmittal dated May 26, 2011 (the "Letter of Transmittal"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO filed by Pacific with the Securities and Exchange Commission on May 26, 2011.

        The information in the Schedule TO, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.

1.     The signature page to the Schedule TO is hereby amended to add Syd Ghermezian's signature block and signature as an individual.

2.     The cover page of the Offer to Purchase is amended as follows:

  a.
  The last sentence of the seventh paragraph is hereby deleted in its entirety.

3.     The section of the Offer to Purchase entitled "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" is amended as follows:

  a.
  The last sentence of the second paragraph is hereby amended and restated to read as follows:

    "Except as required by applicable law, we undertake no obligation to update any forward-looking statements or to release publicly the results of any revisions to forward-looking statements to reflect events or circumstances after the date of this Offer to Purchase or to reflect the occurrence of unanticipated events."

4.     The section of the Offer to Purchase entitled "SUMMARY TERM SHEET" is amended as follows:

  a.
  The paragraph following the question "Do Pacific and Mr. Ghermezian have the financial resources to make payment?" is hereby amended and restated to read as follows:

    "We will need $13,519,569 to purchase all Shares not currently owned by us in the Offer and an additional approximately $191,000 to pay related fees and expenses. Although our cash and cash equivalents would provide sufficient financial resources to enable us to pay for the Shares subject to the Offer and related fees and expenses, and although the Offer is not contingent on securing financing from any other sources, on June 7, 2011, Pacific entered into a Confidential Mandate Letter with a bank with respect to a US$30,000,000 Senior Secured Revolving Line of Credit Facility for purposes of funding the transaction and to meet Pacific's working capital and general corporate needs."

  b.
  The two paragraphs following the question "What is the relationship of Pacific and Mr. Ghermezian to Platinum?" are hereby amended and restated to read as follows:

    "Al Rahmani, a member of the Board of Directors of Platinum (the "Platinum Board"), is an employee of an affiliate of Pacific. Mark Ghermezian, a member of the Platinum Board, is an employee of two affiliates of Pacific. Martin Walrath, the Chief Executive Officer of Platinum and a member the Platinum Board, is an employee of an affiliate of Pacific. Victor David Rahmanian, a member of the Platinum Board, is an employee of an affiliate of Pacific. Except as set forth above, neither Syd Ghermezian nor any of Pacific's directors or officers are directors or officers of Platinum. See "Special Factors—Interests of Certain Persons in the Offer."

    As a result of Pacific's ownership of approximately 60.13% of the outstanding Shares and, as manager of Pacific, Mr. Ghermezian's indirect ownership of approximately 60.13% of the outstanding Shares, we may be deemed to have control of Platinum. Although, as noted above, four of the eight directors serving on Platinum's Board of Directors are affiliated with Pacific, we do not give directions to such directors nor do they take instructions from us (although we do, from time to time make suggestions to the directors of Platinum in our capacity as a stockholder of Platinum), we expect such directors to act in accordance with their fiduciary duties to Platinum and its shareholders, and we do not direct the management and policies of Platinum.

5.     The section of the Offer to Purchase entitled "SPECIAL FACTORS—Background of the Offer" is amended as follows:

  a.
  The last sentence of the ninth paragraph is hereby amended and restated to read as follows:

    "On January 28, 2011, pursuant to an action by written consent of Pacific in its capacity as the majority shareholder of Platinum, William C. Glass was removed as a director of Platinum. Mr. Glass was removed because Pacific had los confidence in his ability to serve effectively as a director of Platinum.

  b.
  The following paragraph is hereby inserted before the eleventh paragraph:

    "The Lock-up Shareholders are not receiving any additional consideration or other benefits as compared to unaffiliated target shareholders. With the exception of Tim G. Culp, the Chairman of Platinum's Board of Directors, none of the Lock-up Shareholders are related to Platinum, by percentage ownership or otherwise, other than by virtue of their ownership of the number of Shares shown opposite their names in the table above. Assuming each of the Lock-up Shareholders tenders his, her or its Shares into the Offer as required by the Letter Agreements, following the completion of the Offer, none of the Lock-up Shareholders will have any relationship with Platinum."

  c.
  The paragraph beginning "On May 17, 2011, . . ." is hereby amended and restated to read as follows:

    "On May 17, 2011, Pacific acquired an aggregate of 104,799 shares of Common Stock, at a price per share of $1.50, from Arthur W. Tifford, P.A. in a private secondary market transaction that was exempt from any registration requirements under the Securities Act of 1933. On May 18, May 19 and May 20, 2011, Pacific acquired an aggregate of 620,876 shares of Common Stock, at a price per share of $1.50, from a selling shareholder that is unaffiliated with Platinum or Pacific, in private secondary market transactions that were exempt from any registration requirements under the Securities Act of 1933."

  d.
  The paragraph beginning "On May 19, 2011, . . ." is hereby amended and restated to read as follows:

    On May 20, 2011, Pacific acquired 1,250 shares of Common Stock in open market purchases at a price per share of $1.50."

6.     The section of the Offer to Purchase entitled "SPECIAL FACTORS—Purpose and Structure of the Offer; The Offerors' Reasons for the Offer" is amended as follows:

  a.
  The last paragraph is hereby deleted in its entirety and replaced with the following three paragraphs:

    "Following the completion of the Offer and subsequent short-form merger, Pacific intends to merge Platinum with and into Pacific. Combining Platinum's operations with Pacific would enable the combined entity to benefit from certain economies of scale, including shared management. In addition, Platinum is a small company whose shares are thinly traded. In this context, it is difficult to justify the costs associated with Platinum's ongoing public reporting requirements. Taken together, the Offerors believe these economies of scale and reduced overhead costs will enable Platinum to better maximize its underlying value.

    We decided to pursue the Offer and subsequent short-form merger at this time because at the end of December 2010, an affiliate of Pacific entered into a transaction which enabled it to maintain its equity ownership stake in Pacific's affiliate KD Resources, LLC ("KDR"), another oil and gas company located in Texas, to 100%. Prior to that time, KDR had been operating under a letter of intent with one of its lenders that required that KDR's capital structure be restructured such that the lender would hold a 50% equity stake in exchange for forgiveness of debt. Having consolidated their ownership stake in KDR, Pacific and its affiliates believed the time was opportune for Pacific to acquire the balance of the shares of Platinum which Pacific did not already own and combine Platinum with KDR in order to realize the efficiencies described above. Platinum considered several alternative transaction structures that might enable it to obtain 100% ownership of Platinum, including a long-form merger and an acquisition of Platinum's assets, and concluded that a tender offer followed by a short-form merger would be most efficient from a timing perspective.

7.     The section of the Offer to Purchase entitled "SPECIAL FACTORS—Plans for Platinum After the Offer; Certain Effects of the Offer" is amended as follows:

  a.
  The first sentence of the third paragraph is hereby amended and restated to read as follows:

    "In the short-form merger, we will merge Platinum with and into Pacific."

  b.
  The following paragraph is hereby inserted after the third paragraph:

    We decided to pursue the Offer and subsequent short-form merger after also considering the following alternatives:

    •
    purchasing Shares in the open market or privately-negotiated transactions, with purchases made at either market prices at the time of purchase or privately-negotiated prices, respectively, which may be higher or lower than or the same as the Offer price;

    •
    acquiring all or substantially all of Platinum's assets; and

    •
    attempting to negotiate a merger or other business combination with Platinum, subject to compliance with Delaware law.

    If we were to pursue any of the above alternatives, it might take considerably longer for the public shareholders of Platinum to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Also, any such transaction may result in proceeds per Share to the public shareholders of Platinum that are more or less than or the same as the Offer price."

  c.
  The last sentence of the ninth paragraph is hereby amended and restated to read as follows:

    "Platinum can use these NOLs to reduce the U.S. federal taxable income of Platinum and its subsidiaries in future years, but as a result of the consummation of the Offer and any short-form merger, the amount of such NOLs usable in each future tax year will likely be limited, and therefore, the NOLs will likely be used by Platinum at a slower rate than prior to consummation of the Offer.

8.     The section of the Offer to Purchase entitled "SPECIAL FACTORS—Transactions and Arrangements Concerning the Shares" is amended as follows:

  a.
  The following paragraph is hereby added after the table of Lock-up Shareholders:

    "The Lock-up Shareholders are not receiving any additional consideration or other benefits as compared to unaffiliated target shareholders. With the exception of Tim G. Culp, the Chairman of Platinum's Board of Directors, none of the Lock-up Shareholders are related to Platinum, by percentage ownership or otherwise, other than by virtue of their ownership of the number of Shares shown opposite their names in the table above. Assuming each of the Lock-up Shareholders tenders his, her or its Shares into the Offer as required by the Letter Agreements, following the completion of the Offer, none of the Lock-up Shareholders will have any relationship with Platinum."

9.     The section of the Offer to Purchase entitled "SPECIAL FACTORS—Interests of Certain Persons in the Offer—Financial and Certain Other Interests of the Offerors" is amended as follows:

  a.
  The third paragraph is hereby amended and restated to read as follows:

    "Al Rahmani, a member of the Board of Directors of Platinum ("Platinum Board"), is an employee of an affiliate of Pacific. There is currently outstanding a promissory note of Platinum in favor of Mr. Rahmani in the principal amount of $5,316,510, which, upon closing of the short-form merger, Pacific intends to repay or cause Platinum to repay. Mark Ghermezian, a member of the Platinum Board, is an employee of two affiliates of Pacific. Martin Walrath, the Chief Executive Officer of Platinum and a member the Platinum Board, is an employee of an affiliate of Pacific. Victor David Rahmanian, a member of the Platinum Board, is an employee of an affiliate of Pacific. Except as set forth above, neither Syd Ghermezian nor any of Pacific's directors and officers are directors or officers of Platinum. After the Offer, Pacific intends that the combined entity will not have a Board of Directors, that Martin Walrath will be Chief Executive Officer, that Mark Ghermezian will be President and that Mr. Rahmanian will be Chief Operating Officer."

10.   The section of the Offer to Purchase entitled "THE OFFER—Section 9—Source and Amount of Funds" is hereby amended and restated to read as follows:

    "Section 9—Source and Amount of Funds

    We will need $13,519,569 to purchase all Shares not currently owned by us in the Offer and an additional approximately $191,000 to pay related fees and expenses. Although our cash and cash equivalents would provide sufficient financial resources to enable us to pay for the Shares subject to the Offer and related fees and expenses, and although the Offer is not contingent on securing financing from any other sources, on June 7, 2011, Pacific entered into a Confidential Mandate Letter (the "Commitment Letter") from a bank ("the Lender") with respect to a US$30,000,000 Senior Secured Revolving Line of Credit Facility (the "Line of Credit") for purposes of funding the transaction and to meet Pacific's working capital and general corporate needs.

    The Commitment Letter provides that US$22,000,000 of the Line of Credit will be made available at the closing of the transaction, with the remaining US$8,000,000 being uncommitted at the closing and may become committed in whole or in part at the full and absolute discretion of the Lender for purposes such as acquisitions, development and refinancing. Pacific's obligations in connection with the Line of Credit will be secured by (i) a first priority perfected mortgage and security interest in the oil and gas properties and all assets, tangible and intangible, owned by Pacific and hereafter acquired by Pacific, including but not limited to all real and personal property, goods, accounts and contract rights; and (ii) a pledge of the membership interests of Pacific.

    Interest on the Line of Credit will be due and payable monthly and accrue at a floating rate of interest equal to a per annum rate calculated as the then announced "LIBOR" rate plus 5% on borrowings utilizing up to 75% of the loan value assigned to the proved reserves attributable to the oil and gas properties of KDR and Platinum (the "Borrowing Base") and "LIBOR" rate plus 7% on borrowings in excess of the Borrowing Base. A commitment fee of 1.0%, calculated on a per annum basis, will be charged on any unused portion of Borrowing Base and will be payable quarterly in arrears. The Commitment Letter also provides that Pacific will pay an upfront fee at closing equal to 1.0% of the commitment amount. The Line of Credit matures three years from the closing of the transaction.

    The Commitment Letter provides that the extension of the Line of Credit to Pacific is subject to:

    •
    The Lender completing and being satisfied with the results of its financial, operational, legal, title, and environmental due diligence review of Pacific, Platinum and the assets owned by Pacific and KD Resources, LLC (such assets, the "Properties");

    •
    The Lender obtaining credit and other internal approvals related to the Line of Credit;

    •
    The negotiation, execution and delivery by the Lender and Pacific of definitive documentation (collectively, the "Transaction Documents") related to the Line of Credit, all of which are to be satisfactory to the Lender;

    •
    The completion of the Offer;

    •
    The merger of Platinum with and into Pacific;

    •
    The merger of KD Resources, LLC with and into Pacific or KD Resources, LLC entering into the Transaction Documents as a co-borrower;

    •
    The release by the Bank of Texas of its liens against certain assets of Platinum and the cancellation or return to Pacific of the related promissory notes held by the Bank of Texas;

    •
    Pacific's satisfaction of each of the conditions to closing and funding to be set forth in the Transaction Documents; and

    •
    The nonoccurrence of (i) any event that the Lender determines has had (or could reasonably be expected to have) a material adverse effect on the business, properties, prospects, operations or condition (financial or otherwise) of Pacific or the Properties; or (ii) any material adverse disruption or other change in the financial, banking or capital markets that the Lender determines has had (or could reasonably be expected to have) a material adverse effect on the transaction.

    We have not made any plans or arrangements to finance or repay the Line of Credit.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 26, 2011 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(B)	Letter of Transmittal dated May 26, 2011 (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(D)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(F)	Summary Advertisement as published on May 26, 2011 in The Houston Chronicle (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(G)	Press release issued by the Offeror on May 26, 2011 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(b)	None.
(d)(1)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Tim G. Culp (incorporated by reference to Exhibit 99.5 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(2)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Michael G. Cunningham (incorporated by reference to Exhibit 99.6 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(3)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and The Patrick A Gerschel Living Trust dtd 9/23/1997 (incorporated by reference to Exhibit 99.7 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(4)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Hereford Holdings, LLC (incorporated by reference to Exhibit 99.8 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(5)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Toben A. Scott (incorporated by reference to Exhibit 99.9 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(6)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and William C. Glass (incorporated by reference to Exhibit 99.10 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(7)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Connie J. Culp (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).

Exhibit No.	Description
(d)(8)	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Sam Nebenzahl (incorporated by reference to Exhibit 99.12 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(9)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Perry J. Radoff, P.C., Profit Sharing Plan (incorporated by reference to Exhibit 99.13 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(10)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Bradley Louis Radoff (incorporated by reference to Exhibit 99.14 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(11)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Todd M. Yocham (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(12)
Letter Agreement, dated May 16, 2011, by and between Pacific International Group Holdings LLC and Keren Ohr Lanoar B (incorporated by reference to Exhibit 99.16 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 18, 2011).
(d)(13)
Letter Agreement, dated May 17, 2011, by and between Pacific International Group Holdings LLC and Arthur W. Tifford, P.A. (incorporated by reference to Exhibit 99.17 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 18, 2011).
(d)(14)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Larry A. Stapp and Frances N. Stapp (incorporated by reference to Exhibit 99.18 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(d)(15)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Chris Bosecker (incorporated by reference to Exhibit 99.19 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(d)(16)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Ted Bosecker (incorporated by reference to Exhibit 99.20 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

Item 16.    Exhibits.

Exhibit No.		Description
(c	)	None.
(f	)
Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule A of the Offer to Purchase filed as Exhibit (a)(1)(A) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2011

PACIFIC INTERNATIONAL GROUP HOLDINGS LLC
/s/ SYD GHERMEZIAN
Name:	Syd Ghermezian
Title:	Manager
SYD GHERMEZIAN
/s/ SYD GHERMEZIAN

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 26, 2011 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(B)	Letter of Transmittal dated May 26, 2011 (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(D)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(F)	Summary Advertisement as published on May 26, 2011 in The Houston Chronicle (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(G)	Press release issued by the Offeror on May 26, 2011 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(b)	None.
(c)	None.
(d)(1)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Tim G. Culp (incorporated by reference to Exhibit 99.5 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(2)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Michael G. Cunningham (incorporated by reference to Exhibit 99.6 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(3)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and The Patrick A Gerschel Living Trust dtd 9/23/1997 (incorporated by reference to Exhibit 99.7 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(4)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Hereford Holdings, LLC (incorporated by reference to Exhibit 99.8 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(5)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Toben A. Scott (incorporated by reference to Exhibit 99.9 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(6)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and William C. Glass (incorporated by reference to Exhibit 99.10 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(7)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Connie J. Culp (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).

Exhibit No.	Description
(d)(8)	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Sam Nebenzahl (incorporated by reference to Exhibit 99.12 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(9)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Perry J. Radoff, P.C., Profit Sharing Plan (incorporated by reference to Exhibit 99.13 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(10)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Bradley Louis Radoff (incorporated by reference to Exhibit 99.14 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(11)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Todd M. Yocham (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(12)
Letter Agreement, dated May 16, 2011, by and between Pacific International Group Holdings LLC and Keren Ohr Lanoar B (incorporated by reference to Exhibit 99.16 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 18, 2011).
(d)(13)
Letter Agreement, dated May 17, 2011, by and between Pacific International Group Holdings LLC and Arthur W. Tifford, P.A. (incorporated by reference to Exhibit 99.17 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 18, 2011).
(d)(14)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Larry A. Stapp and Frances N. Stapp (incorporated by reference to Exhibit 99.18 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(d)(15)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Chris Bosecker (incorporated by reference to Exhibit 99.19 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(d)(16)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Ted Bosecker (incorporated by reference to Exhibit 99.20 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(e)(1)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Tim G. Culp (incorporated by reference to Exhibit 99.5 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(f)
Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule A of the Offer to Purchase filed as Exhibit (a)(1)(A) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(g)	None.
(h)	None.

QuickLinks

  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
  Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX